SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        Date of Report: February 13, 2003



                                    BIORA AB

                             SE-205 12 Malmo, Sweden

                         Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    [x]  Form 20-F                    [ ]  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    [ ]  Yes                          [x]  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



         This Form 6-K consists of Biora AB's Financial Year End Report for 2002 dated February 13, 2003.




                             Year End Report 2002

                                Biora AB (publ)

                               February 13, 2003


                                                      4th Qtr        4th Qtr       Full Year     Full Year
                                                        2002           2001           2002         2001
-------------------------------------------------- --------------- ------------- -------------- ------------
Net sales, SEK million                                   30.2          32.9          129.7        110.7
-------------------------------------------------- --------------- ------------- -------------- ------------
Operating result, SEK million                             0.5           0.2           -0.9        -26.5
-------------------------------------------------- --------------- ------------- -------------- ------------
Net  result, SEK million                                  1.2           0.6            0.7        -25.1
-------------------------------------------------- --------------- ------------- -------------- ------------


o        Net result for 2002 was a profit of SEK 0.7 million (compared to a net loss of SEK 25.1 million for 2001).

o        Sales during 2002 increased by 17 percent to SEK 129.7 million (compared to SEK 110.7 million for 2001).

o        Sales during the fourth quarter of 2002 amounted to SEK 30.2 million (compared to SEK 32.9 million for the fourth quarter of 2001).

o        Significant negative impact on sales for 2002 due to a decline in the U.S. dollar exchange rate.

o        Net change in cash for 2002 was SEK - 0.1 million (compared to SEK - 2.3 million for 2001).


Biora develops, manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates the tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

-----------------------------------------------------------------------------------------------------------------
Corp. Communication/Investor Relations         +46-40- 32 13 65 (direct)       e-mail: tommie.johansson@biora.com
Tommie Johansson                               +46-40- 32 13 55 (fax)
Biora AB (publ)                                +46-703- 22 13 65 (mobile)     Internet: http://www.biora.com
Medeon,  SE-205 12 Malmo



Report for the year 2002.

Biora's net sales for 2002 amounted to SEK 129.7 million (SEK 110.7 million). This represents an increase in revenue of 17 percent (22 percent at fixed rates of exchange) over 2001. The increase in sales occurred primarily in the United States, German and Japanese markets.


Sales during the fourth quarter of 2002 equaled SEK 30.2 million (SEK 32.9 million), a decrease of 8 percent (4 percent decrease at fixed rates of exchange) compared to Q4 2001. The most significant reason for the decrease in sales during the fourth quarter was a 15 percent decline in the U.S. dollar exchange rate.



                         Sales by quarter, SEK million



                                [Graph Omitted]



                  Moving annual sales reported by
                  quarter, Q4 2000 - Q4 2002, SEK million



                                [Graph Omitted]


(Throughout this report, figures for the comparable period in year 2001 are noted in parentheses immediately following the year 2002 figures.)


MARKETS

Sales growth of 13 percent in the U.S. market

The United States is Biora's single largest market. Sales in 2002 were SEK 69.0 million (SEK 60.8 million), an increase of 13 percent in SEK (21 percent in U.S. dollars) compared to 2001. Sales during the fourth quarter equaled SEK
17.4 million (SEK 18.5 million). Sales during Q4 2002 compared to the same period last year were affected by the decline in the U.S. dollar exchange rate as sales increased by 8 percent measured in U.S. dollars. Another factor impacting the sales comparison between these two periods was the strong sales rebound seen in Q4 2001 following the events on September 11th, 2001.


Sales growth of 14 percent in the German market

Germany is Biora's largest market in Europe. Sales in 2002 amounted to SEK 27.2 million (SEK 23.9 million), an increase of 14 percent (15 percent in local currency) compared to the corresponding period in 2001. Sales during the fourth quarter equaled SEK 6.9 million (SEK 6.9 million), however, an increase in sales of 4 percent measured in local currency was achieved. Comparatively, sales during Q4 2001 were positively affected by the launch of EmdogainGel TS.

In November 2002, the German Periodontology Association (DGP) officially endorsed the use of EmdogainGel as an effective treatment in moderate furcation defects in the lower jaw. The DGP had earlier endorsed the use of EmdogainGel for the treatment of intrabony periodontal defects.

Sales in Japan

Biora's deliveries to Seikagaku, its Japanese partner, during 2002 amounted to SEK 7.9 million. No shipments were made during 2001. Seikagaku has successfully introduced EmdogainGel to existing customers and, in parallel, has been able to gain a significant number of new customers. There were no deliveries of EmdogainGel from Biora to Seikagaku during the fourth quarter of 2002.


RESEARCH AND DEVELOPMENT

Biora's research efforts are focused on developing new, proprietary products for the dental market and on expanding the indications for Emdogain Gel.

An EU approval for EmdogainGel in the treatment of recession type defects (exposed root surfaces) was received in November 2002. Biora is awaiting a response from the U.S. Food and Drug Administration (FDA) for this indication as well as for the indication for furcation defects (defects between the dental roots). Ongoing research projects are progressing as follows:

o An enamel matrix protein-based product for use in endodontic therapy (treatment of the dental pulp) - a phase I trial was finalized during the fourth quarter of 2002 and the analysis of the result is ongoing.

o Although clinical data from the phase I program showed a dose-response in healthy volunteers, the project involving Biora's patent-protected pharmaceutical product to treat xerostomia (dry mouth) has been delayed at Medpharma's request. The delay is a result of a restructuring of Medpharma's organization. The initiation of the phase II program is now scheduled for the third quarter 2003 and due to this Biora has agreed to postpone the final payment for the licensee agreement until the end of the first quarter 2003.


OTHER INFORMATION

Biora to launch a new combination package

During March 2003, Biora will introduce a new combination package containing three EmdogainGel syringes and three PrefGel pipettes. PrefGel is a root-surface conditioner which is utilized prior to the application of EmdogainGel. Many of Biora's customers have requested a package combining EmdogainGel and PrefGel in order to simplify ordering, provide additional convenience for their office staff and maximize storage space. The combination package will be available in the United States and Europe. In the United States, the combination package will replace the current single syringe packages of EmdogainGel, while in Europe both alternatives will remain available.

Termination of Biora ADR Program

On December 9, 2002, Biora terminated its American Depositary Receipt (ADR) program and Biora's ADRs stopped trading on the Over the Counter (OTC)
Market in the United States. Until December 9, 2003, ADR holders will be able to exchange their securities with The Bank of New York and receive Biora Shares which trade on the Stockholm Stock Exchange in Sweden. After that date, The Bank of New York will sell any remaining underlying Biora shares related to the terminated ADR program and will hold the net cash proceeds for the benefit of ADR holders who have not surrendered their ADRs.


FINANCIAL INFORMATION

Net sales

The Group's net sales during 2002 increased to SEK 129.7 million (SEK 110.7 million). This amounts to an increase of 17 percent (22 percent at fixed rates of exchange). For the fourth quarter, net sales equaled SEK 30.2 million (SEK
32.9 million).

Results

Gross profit during 2002 was SEK 106.7 million (SEK 87.9 million). The improvement is primarily attributed to increased sales in the United States and Germany as well as the launch of EmdogainGel in Japan. Gross profit for the fourth quarter equaled SEK 26.4 million (SEK 27.3 million). During the fourth quarter 2002 a review of current production capacity was conducted which resulted in an increased absorption of the fixed costs in inventory. This resulted in a positive impact on the gross profit by SEK 1.0 million.

The operating result in 2002 amounted to a loss of SEK 0.9 million (SEK 26.5 million loss). This improvement in operating results is due to an increase in sales and a reduction in the operating expenses. Selling expenses decreased by SEK 8.0 million and research and development expenses decreased by SEK 10.1 million. The reduction in R&D expenses is primarily due to completion of certain R&D projects during 2001. Administrative expenses during 2002 decreased by SEK 1.4 million. The decrease in other operating income during 2002 is the result of (i) the lump sum amount received from Molnlycke Health Care AB last year reduced by the royalty payment to Industrifonden and the administration costs associated with the licensing of the wound healing project, and (ii) the installment payments received last year from the license agreement related to the development project for xerostomia (dry mouth). For the fourth quarter, the operating result amounted to a profit of SEK 0.5 million (SEK 0.2 million).

The financial net for 2002 amounted to a profit of SEK 1.6 million (SEK 1.4 million).

The net result in 2002 was a profit of SEK 0.7 million (SEK 25.1 million loss) corresponding to a profit of SEK 0.03 per share (SEK 1.14 loss) calculated on the average number of shares outstanding (23,753,800, compared to 22,014,211 in 2001). The net profit for the fourth quarter was SEK 1.2 million (SEK 0.6 million), which corresponds to a profit per share of SEK 0.05 (SEK 0.03 per share).

Capital expenditures

Capital expenditures for long-term tangible assets and patents during 2002 totaled SEK 2.9 million (SEK 2.9 million).

Financial position

The net change in cash and cash equivalents during 2002 was negative SEK 0.1 million (negative SEK 2.3 million). Comparatively, the net change in cash for 2001 was impacted by the issuance of 2,550,000 new shares in 2001, which increased the Group's cash and cash equivalents by SEK 26.3 million and the payment from Molnlycke Health Care that Biora received in connection with signing of the license agreement for the wound healing project.

At the end of the reporting period the Group's liquid funds amounted to SEK
51.3 million (SEK 51.5 million), the equity/assets ratio was 64.9 percent (60.6 percent) and the Group's equity amounted to SEK 56.2 million (SEK 55.9 million).

Employees

As of December 31, 2002, the Group had 78 employees, compared to 83 as of December 31, 2001.

Parent company

Net sales for 2002 for the parent company amounted to SEK 65.4 million (SEK
54.8 million) and the loss before appropriations and income taxes was SEK 12.1 million (SEK 28.7 million loss).

Capital expenditures for tangible long-term assets and patents were SEK 1.8 million (SEK 1.4 million). The net change in cash and cash equivalents during 2002 was negative, in the amount of SEK 0.8 million (negative SEK 7.2 million). At the end of the reporting period, the parent company's liquid funds amounted to SEK 39.1 million (SEK 39.9 million), the equity/assets ratio was 80.1 percent (77.9 percent) and shareholders' equity was SEK 60.0 million (SEK 72.2 million).

Proposed dividend

The Group does not have any non-restricted retained earnings and therefore no dividends are proposed. The Board of Directors proposes that the accumulated loss on the balance sheet, SEK 12.1 million, be covered by charging the share premium reserve.

Accounting principles

The accounting principles used in this report for the year 2002 are the same as those used in the 2001 annual report.


Upcoming financial information


Biora will publish financial information on the following dates:

Distribution of Annual Report                             End of March, 2003
Interim Report for the first quarter of 2003              April 29,2003
Annual General Meeting, Malmo                             April 29, 2003
Interim Report for the first half of 2003                 August 7, 2003
Interim Report for the first nine months of 2003          October 30,  2003


Malmo, February 13, 2003

Board of Directors of Biora AB (publ)

Biora's auditor have not audited this report.
Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.


------------------------------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora, tel: +46 40-32 13 65 or +46 70 32 21 365
-     Donna Janson, President and CEO of Biora, tel: +46 40 32 12 28
-     http://www.biora.com

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                  2002       2002       2001      2002     2001
(Swedish GAAP)                               Full year    4th Qtr    4th Qtr Full year Full year
                                             (TUSD) 1)     (TSEK)     (TSEK)    (TSEK)   (TSEK)

Net sales                                       13 337     30 247     32 872   129 736  110 677
------------------------------------------------------------------------------------------------
Costs of goods sold                             -2 366     -3 891     -5 569   -23 014  -22 797
------------------------------------------------------------------------------------------------
Gross profit                                    10 971     26 356     27 303   106 722   87 880
------------------------------------------------------------------------------------------------
Selling expenses                                -7 091    -15 527    -23 288   -68 982  -76 998
------------------------------------------------------------------------------------------------
Administrative expenses                         -2 208     -5 686     -5 825   -21 474  -22 880
------------------------------------------------------------------------------------------------
Research and development costs                  -1 715     -4 699     -7 331   -16 686  -26 787
------------------------------------------------------------------------------------------------
Other operating income and expenses 2)             -46         13      9 359      -448   12 321
------------------------------------------------------------------------------------------------
Operating result                                   -89        457        218      -868  -26 464
------------------------------------------------------------------------------------------------
Financial net                                      161        694        385     1 565    1 403
------------------------------------------------------------------------------------------------
Result after financial items                        72      1 151        603       697  -25 061
------------------------------------------------------------------------------------------------
Income tax 3)                                       -2         72         27       -16      -34
------------------------------------------------------------------------------------------------
Net result for the period                           70      1 223        630       681  -25 095
------------------------------------------------------------------------------------------------
Profit/loss per share 4)                         0.003       0.05       0.03      0.03    -1.14
------------------------------------------------------------------------------------------------
Number of shares outstanding at the end of the
period (000s)                                   23 754     23 754     23 754    23 754   23 754
------------------------------------------------------------------------------------------------
Average number of shares outstanding (000s)     23 754     23 754     23 754    23 754   22 014
------------------------------------------------------------------------------------------------


1)   Average exchange rate Jan-Dec, 2002, 1= 9.7279 USD

2)   Installments for license agreement regarding a development project for xerostomia are included in other operating income at 1,039 TSEK in the first quarter, 1,963 TSEK in the second quarter and 1,963 TSEK in the fourth quarter totalling of 4,965 TSEK during the full year 2001. Other operating income and expenses for the full year 2001 also includes a lump sum amounting to
     10,000 TSEK in the fourth quarter for a license agreement for a BioEx development project in wound healing (non dental). Consolidated Other expenses for the full year 2001 include 1,200
     TSEK in the fourth quarter in royalty expenses to the Swedish Industrial Fund for the last-mentioned license agreement as well as 1,447 TSEK in the fourth quarter in administrative expenses in connection with the out-licensing of the wound healing project.

3)   The Company reports no tax income in respect of accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.

4)   Profit / loss per share have been calculated by dividing the profit / loss for the period by the average number of shares. Since the present value of the options' exercise prices are higher than the net realizable value of the shares, the profit / loss per share before and after dilution are the same.

CONSOLIDATED BALANCE SHEETS

                                                            31-dec     Dec 31   Dec 31,
(Swedish GAAP)                                                2002       2002      2001
                                                         (TUSD) 1)     (TSEK)    (TSEK)

Intangible long term assets                                    822      8 001     6 948
----------------------------------------------------------------------------------------
Tangible long term assets                                      198      1 917     3 738
----------------------------------------------------------------------------------------
Financial long term assets                                      22        217       634
----------------------------------------------------------------------------------------
Total long term assets                                       1 042     10 135    11 320
----------------------------------------------------------------------------------------
Inventories                                                  1 127     10 961     7 836
----------------------------------------------------------------------------------------
Current receivables                                          1 459     14 191    21 495
----------------------------------------------------------------------------------------
Bank deposits                                                    -          -    25 951
----------------------------------------------------------------------------------------
Cash and bank                                                5 278     51 347    25 520
----------------------------------------------------------------------------------------
Total current assets                                         7 864     76 499    80 802
----------------------------------------------------------------------------------------
Total assets                                                 8 906     86 634    92 122
----------------------------------------------------------------------------------------
Shareholders' equity 2)                                      5 779     56 215    55 870
----------------------------------------------------------------------------------------
Provisions                                                      28        269       305
----------------------------------------------------------------------------------------
Long term liabilities  3)                                        -          -         -
----------------------------------------------------------------------------------------
Current liabilities 3)                                       3 099     30 150    35 947
----------------------------------------------------------------------------------------
Total shareholders' equity and liabilities                   8 906     86 634    92 122
----------------------------------------------------------------------------------------

1) Average exchange rate Jan-Dec 2002, USD 1 = 9,7279

2) Change in shareholders' equity

                                                 Share       Other    Accumu-     Total    Total
                                               capital   restricted  lated loss   31.12    31.12
                                                           equity                  2002     2001

Opening                                            950      90 004    -35 084    55 870   50 915
Balance
Disposition of loss                                        -22 030     22 030         0        0
Transfer                                                     3 774     -3 774         0        0
Earlier received option premiums matured                                              -    5 320
Issuance of new shares                                                                -   23 805
Liabilities for option premiums
received transferred                                                                  -    1 106
to share premium reserve
Change in translation differences                             -197       -139      -336     -181
Result for the period                                                     681       681  -25 095

Closing Balance                                    950       71551     -16286    56 215   55 870
2002-12-31


3) The interest bearing liabilities amounted to zero on Dec 31, 2002, and December 31, 2001.




STATEMENT OF CASH FLOWS

Consolidated (TSEK)                                                                2002        2001        2002       2001
(Swedish GAAP)                                                                  4th Qtr     4th Qtr   Full year  Full year

Result for the period                                                             1 223         630         681    -25 095
---------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                     1 326       1 933       3 715      5 939
---------------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net result to net cash flows from                    162         -10         247         89
operating activities
---------------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                                  1 509          62        -720     -6 413
---------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                             4 220       2 615       3 923    -25 480
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures (tangible assets and patents)                                 -680        -753      -2 856     -2 872
---------------------------------------------------------------------------------------------------------------------------
Payments concerning other long-term receivables                                       -           -           -      1 920
---------------------------------------------------------------------------------------------------------------------------
Net cash used in/ from investing activities                                        -680        -753      -2 856       -952
---------------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                                    -      -3 713           -     23 500
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       -456        -114      -1 191        648
---------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                           3 084      -1 965        -124     -2 284
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
KEY RATIOS

Consolidated                                        2002            2001          2000         1999      1998
(Swedish GAAP, )                               Full year       Full year     Full year    Full year Full year 1)

Net sales, (TSEK)                                129 736         110 677        89 160       73 556    50 119
--------------------------------------------------------------------------------------------------------------
Gross margin, % 2)                                  82.3            79.4          76.3         79.0      78.3
--------------------------------------------------------------------------------------------------------------
R & D costs, (TSEK) 3)                            16 686          26 787        42 789       41 597    39 980
--------------------------------------------------------------------------------------------------------------
Return on capital employed, % 4)                     1.2           -45.5         -83.7        -50.7     -40.0
--------------------------------------------------------------------------------------------------------------
Return on equity,% 5)                                1.2           -47.0         -85.4        -50.8     -40.0
--------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 6)                         64.9            60.6          55.8         78.3      86.6
--------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 7)                      -91.3           -92.1        -100.9        -88.5     -87.4
--------------------------------------------------------------------------------------------------------------
Total equity, (TSEK)                              56 215          55 870        50 915      127 406   213 970
--------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding, (000s) 8)                            23 754          22 014        21 204       21 204    21 204
--------------------------------------------------------------------------------------------------------------
Equity per share, SEK 8)                            2.37            2.54          2.40         6.01     10.09
--------------------------------------------------------------------------------------------------------------
Result per share, SEK 8)                            0.03           -1.14         -3.59        -4.09     -2.83
--------------------------------------------------------------------------------------------------------------
Cash flow per share, SEK 9)                        -0.01           -0.10         -2.78        -3.50     -3.50
--------------------------------------------------------------------------------------------------------------

1) Return on capital employed and return on equity have   5) Net result divided by average equity.
   been adjusted for the effect of the non-recurring
   revenue from Seikagaku.                                6) Shareholders' equity divided by total assets.

2) Gross profit divided by net sales.                     7) Interest-bearing liabilities less cash and bank
                                                             deposits divided by shareholders' equity.
3) R&D-costs are shown gross, including capitalized costs.
   During 2002, as well as during 1998,1999, 2000 and     8) The dilution effects of outstanding options have
   2001, no costs were capitalized under the heading         not been considered when calculating equity,
   Capitalized R&D costs, which explains why the net and     result and cash flow per share for the years
   gross costs were equal, at 16,686.                        1998-2002 as the present values of the exercise
                                                             prices at each year end has been higher than the
4) Operating result plus financial income divided by         net realizable value of the shares.
   average total assets (total assets less non-interest-
   bearing operating liabilities including deferred       9) Net change in cash and cash equivalents divided
   taxes).                                                   by the average number of shares in accordance
                                                             with note 8).

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BIORA AB


        Dated:February 13, 2003              By:/s/  Svante Lundell
                                                -----------------------
                                                Svante Lundell
                                                Chief Financial Officer